                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                             Plug Power Incorporated
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                         (Title of Class of Securities)

                                    72919P103
                                 (CUSIP Number)

                              Stephen P. Wink, Esq.
                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500

                                 with a copy to
                              Howard Kelberg, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza

                               New York, NY 10005
                                 (212) 530-5530
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO.: 72919P103

(1)      NAME OF REPORTING PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         First Albany Companies Inc.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         First Albany Companies Inc. is organized under the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 321,088

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 321,088

(10)     SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         321,088 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%

(14)     TYPE OF REPORTING PERSON: CO

CUSIP NO.: 72919P103

(1)      NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:

         George C. McNamee

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 507,235

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 507,235

(10)     SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         507,235 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6%

(14)     TYPE OF REPORTING PERSON: IN

CUSIP NO.: 72919P103

(1)      NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Alan P. Goldberg

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 53,390

(8)      SHARED VOTING POWER: 15,648

(9)      SOLE DISPOSITIVE POWER: 53,390

(10)     SHARED DISPOSITIVE POWER: 15,648

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         69,068 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.09%

(14)     TYPE OF REPORTING PERSON: IN

                             INTRODUCTORY STATEMENT

      This Amendment No. 1 to the Schedule 13D amends and supplements the
Schedule 13D filed on December 30, 2002 (the "Schedule 13D") by First Albany Companies Inc., a New York Corporation ("FAC"), George C. McNamee ("McNamee") and Alan P. Goldberg ("Goldberg") (FAC, McNamee and Goldberg, collectively, the "Reporting Persons").

      In April 2004, FAC declared a special dividend of one share of common stock, par value $0.01 per share ("Common Stock"), of Plug Power Incorporated for every seven shares of FAC to FAC shareholders of record as of May 4, 2004. In accordance with the terms of the special dividend, on May 18, 2004, FAC distributed 2,043,788 million shares of Common Stock to FAC's shareholders. Of those shares of Common Stock distributed, 74,534 were sold back to FAC by a rabbi trust established by FAC in connection with FAC's deferred compensation plans. In addition, from June 2004 through October 2004, FAC sold an aggregate of 315,000 shares of Common Stock in open market transactions for an average price of $6.42 per share. Subsequently, FAC transferred its 436,836 remaining shares of Common Stock to First Albany Capital Inc., a subsidiary of FAC, and in December 2004, First Albany Capital sold an aggregate of 115,748 shares of Common Stock in open market transactions for an average price of $5.765 per share. As of January 10, 2005, FAC owned 321,088 shares of Common Stock.

      As a result of his ownership of FAC shares, Goldberg received 164,431 shares of Common Stock in connection with the special dividend. From June 2004 through November 2004, Goldberg sold an aggregate of 97,893 shares of Common Stock in open market transactions. As of January 10, 2005, Goldberg owned 53,390 shares of Common Stock and is co-trustee of a charitable trust that owned 15,648 shares of Common Stock.

      McNamee owns 252,235 shares of Common Stock as a result of shares he received through FAC's director compensation plan and the special dividend. In addition, McNamee also has the right to acquire 255,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of January 10, 2005. As of January 10, 2005, McNamee was the beneficial owner of 507,235 shares of Common Stock (which includes (i) 252,235 shares of Common Stock and (ii) 255,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of January 10, 2005).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As of January 10, 2005:

            (a) FAC is the direct beneficial owner of 321,088 shares of Common Stock which represent approximately 0.4% of shares of Common Stock based on 73,250,863 shares of Common Stock outstanding as of November 4, 2004, as disclosed in Issuer's Form 10-Q for the third quarter ending September 30, 2004. McNamee and Goldberg expressly disclaim beneficial ownership of the shares of Common Stock reported on this Statement as beneficially owned by FAC and are Reporting Persons on this Statement due to their indirect ownership of FAC. McNamee is a direct beneficial owner of 507,235 shares of Common Stock (which includes (i) 252,235 shares of Common Stock and (ii) 255,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of

January 10, 2005), which represent 0.6% of shares of Common Stock outstanding on November 4, 2004. McNamee disclaims beneficial ownership of the 321,088 shares of Common Stock owned by FAC. Goldberg is the direct beneficial owner of 69,038 shares of Common Stock, representing 0.09% of shares of Common Stock outstanding on November 4, 2004, which includes 15,648 shares of Common Stock owned by a charitable trust for which Goldberg serves as co-trustee. Goldberg disclaims beneficial ownership of the 321,088 shares of Common Stock owned by FAC and the 15,648 shares of Common Stock owned by the charitable trust.

            (b) FAC has the sole power to direct the vote and disposition of all shares of Common Stock directly owned by it as described in paragraph (a). McNamee and Goldberg are directors, officers and stockholders of FAC. McNamee has the sole power to direct the vote and disposition of all shares of Common Stock directly owned by him as described in paragraph (a). Goldberg has the sole power to direct the vote and disposition of all shares of Common Stock directly owned by him as described in paragraph (a) and has shared voting power to direct the vote and disposition of the shares of Common Stock owned by the charitable trust.

            (c) Except as described in Schedule II hereto or in this Item 5(c), neither McNamee, Goldberg, nor FAC has effected any transactions in shares of Common Stock during the past 60 days.

            (d) Except for the charitable trust described in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

            (e) As of May 18, 2004, FAC, McNamee and Goldberg, individually and collectively, are no longer directly or indirectly the beneficial owners of more than 5% of shares of Common Stock. Pursuant to Rule 13d-2(b) of the Exchange Act, FAC, McNamee and Goldberg, individually and collectively, are no longer reporting persons subject to the reporting requirements of Rule 13d-1 of the Exchange Act.


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
                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

DATED: January 10, 2005              FIRST ALBANY COMPANIES INC.


                                     By:   /s/ Steven R. Jenkins
                                           ------------------------------------
                                           Name: Steven R. Jenkins
                                           Title: Chief Financial Officer

                                           /s/ George C. McNamee
                                           ------------------------------------
                                           George C. McNamee

                                           /s/ Alan P. Goldberg
                                           ------------------------------------
                                           Alan P. Goldberg

                                   SCHEDULE II

                                  TRANSACTIONS

      The following table sets forth the transactions in Shares effected by First Albany Companies Inc. through First Albany Capital and Goldberg during the last 60 days.

FIRST ALBANY COMPANIES INC.

     Date           Number of            Price
                   Securities     (including fees and
                                      commissions)
   12/14/04            70,000           $5.74
   12/14/04            45,748           $5.79

GOLDBERG

     Date           Number of            Price
                   Securities     (including fees and
                                      commissions)
   11/17/04            50,000           $6.015
   11/18/04            15,751           $6.060


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